Atna Reports Reassay Results From Pinson

Vancouver, B.C. (September 8, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to report the first analytical results received from its re-analysis program at the Pinson Mine Project, Nevada. As reported in an earlier news release (August 26, 2004), Atna has commenced a program of re-analysis of existing mineralized drill hole intercepts to support resource calculations in the CX and Range Front zones. Pinson Mining Company (now a wholly owned subsidiary of Barrick Gold) encountered these zones of Carlin-type gold mineralization extending below the open pits in drilling, mainly between 1997 and 2003.

The results in the table below represent the first batch of core and reverse circulation drill samples submitted for re-analysis. Additional data will be released in batches as it becomes available.

Diamond Drill Hole	From (Feet)	To (Feet)	Intercept Length (ft)	Original Assay g/t Au	Replicate Assay g/t Au	Variance (%) (+ or -)
CX ZONE

DDH-1540	615.0	625.0	10	5.62	5.11	-9.1
DDH-1540	635.0	650.0	15	4.34	3.80	-12.4

DDH-1541	1290.0	1310.0	20	7.00	6.90	-1.4
DDH-1541	1325.0	1340.0	15	8.18	8.03	-1.8

RANGE FRONT ZONE

HPC-070A	86.2	89.0	2.8	15.53	15.50	-0.2
HPC-070A	105.5	111.5	6.0	10.98	10.35	-5.7
HPC-070A	181.2	184.0	2.8	10.32	9.90	-4.1
HPC-070A	267.3	271.4	4.1	20.71	19.65	-5.1
HPC-070A	778.5	799.0	20.5	23.12	22.45	-2.9

HPC-075	1628.9	1632.5	3.6	12.65	11.80	-6.7
HPC-075	1671.0	1689.1	18.1	20.22	20.35	+0.6

HPC-152	1095.9	1106.7	10.8	42.85	42.04	-1.9
HPC-152	1106.7	1110.0	3.3	No Sample	- No Core	Recovery
HPC-152	1110.0	1117.6	7.6	20.93	20.20	-3.5
HPC-152	1129.4	1147.0	17.6	19.79	17.87	-9.7
HPC-152	1449.5	1467.7	18.2	19.51	17.44	-10.6
HPC-152	1518.6	1524.9	6.3	11.71	10.35	-11.6

Average variance from original						-5.4

Atna has implemented a quality control and assurance program at Pinson to ensure an integrated, reliable and reproducible analytical database. The program is supported by replicate analyses, check assays, and analytical standards. BSI Inspectorate Labs, an independent lab in Reno, prepared samples by rebagging and renumbering the original sample pulps and inserting standards and blanks. Prepared sample batches were then delivered to ALS Chemex Laboratories, Reno, Nevada for gold analysis by standard fire assay.

Atna continues to drill at the Pinson Project with one core drill on-site. A rotary drill is scheduled to arrive at the project the first week of September to commence pre-collar work on the deeper drill holes that will then be completed by the core drill. Additional drills are expected in late September. Drilling results will be released in groups after initial analytical results are received and check analyses on mineralized intercepts are completed.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Geologist, Manager Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com